UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING COMPLETION OF TEMPORARY HANDLING PROCEDURES FOR ADRS AND APPLICATION TO TERMINATE REGISTRATION AND ONGOING REPORTING OBLIGATIONS UNDER THE EXCHANGE ACT

On March 29, 2018, the registrant filed with the Tokyo Stock Exchange a notice regarding the scheduled completion of temporary handling procedures for its American Depositary Receipts (“ADRs”) and its application to terminate registration and ongoing reporting obligations under the U.S. Securities Exchange Act of 1934. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name: Takashi Ameshima
Title: Vice President
Investor Relations Office

Date: March 29, 2018

March 29, 2018

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding Completion of Temporary Handling Procedures for ADRs and

Application to Terminate Registration and Ongoing Reporting Obligations under the United States Securities Exchange Act

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that the temporary handling procedures for its American Depositary Receipts (“ADRs”) that were announced on February 10, 2017 (including temporarily suspending the issuance of new ADRs and temporarily suspending ADR cancellation fees) will end on March 30, 2018 (Friday), as previously scheduled. In addition, NTT also hereby gives notice of its intention to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily deregister from Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and terminate its ongoing SEC reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act. Please see below for details.

1.	Termination of Temporary ADR Handling Procedures

The temporary ADR handling procedures described in the schedule below (the temporary suspension of issuance of new ADRs and the temporary waiver of ADR cancellation fees) will end on March 30, 2018 (Friday) as previously scheduled.

(1)	Period of suspension of issuances of new ADRs:

April 3, 2017 (Monday) to March 30, 2018 (Friday)

(2)	Period of exemption of ADR holders from ADR cancellation fees:

April 3, 2017 (Monday) to March 30, 2018 (Friday)

2.	Application to Terminate Registration and Ongoing Reporting Obligations under the Exchange Act

(1)	Anticipated date of application:

April 13, 2018 (Friday) (Planned)

(2)	Future Plans:

NTT’s ongoing reporting obligations under the Exchange Act will be immediately suspended upon the filing of the Form 15F with the SEC, and the registration of NTT’s ADRs and NTT’s ongoing reporting obligations under the Exchange Act are expected to be terminated on July 12, 2018 (Thursday), the date that is 90 days after the Form 15F filing date. The foregoing schedule is subject to change in the event that the SEC notifies NTT of an extended review period or objects to NTT’s application, or for other reasons. NTT intends to maintain the listing of its common stock on the Tokyo Stock Exchange.

While NTT’s reporting obligations under the Exchange Act, including filing annual reports on Form 20-F, will be terminated upon deregistration, NTT’s financial statements and other material information will continue to be disclosed in English on its website in accordance with applicable U.S. securities laws, and NTT intends to continue to provide appropriate information to its overseas shareholders and investors.

3.	Contact Information for Inquiries Regarding NTT’s ADRs:

(1)	General inquiries regarding the temporary ADR handling procedures and the application to terminate NTT’s ongoing reporting obligations under the Exchange Act:

Nippon Telegraph and Telephone Corporation

Investor Relations Office

Tel:	+81-3-6838-5481

Website:	http://www.ntt.co.jp/ir/index_e.html

E-mail:	http://www.ntt.co.jp/ir/contact_e/index.html

* Please submit inquiries through the Web form

(Business hours: Mon. - Fri., 9:00 a.m. to 5:00 p.m. (Japan Standard Time))

(2)	Administrative inquiries regarding ADR fees, cancellation and other procedures:

JPMorgan Service Center (United States)

Tel:	1-800-990-1135 (toll free within the United States)

1-651-453-2128 (from outside the United States)

Website:	www.adr.com

E-mail:	jpmorgan.adr@wellsfargo.com

(Business hours: Mon. - Fri., 7:00 a.m. to 7:00 p.m. (U.S. Eastern Standard Time))

* Those holding ADRs through a bank, broker or other nominee should contact such bank, broker or nominee with any questions.

* Those holding ADRs in Registered Form directly with the depositary bank may contact the JPMorgan Service Center with their account number for identification purposes.

For further inquiries, please contact:
Takayuki Kimura or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
TEL: +81-3-6838-5481